Exhibit 99.1

YM BIOSCIENCES ANNOUNCES RESULTS OF AEROLEF™ PHASE
IIB OPEN-LABEL STUDY
- Data presented at ASA Annual Meeting show inhaled AeroLEF™
produced clinically meaningful, highly-individualized analgesia for acute pain -

MISSISSAUGA, Canada - October 17, 2006 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), a company engaged in the acquisition, development and commercialization of oncology and acute care products, today announced results from the open-label portion of its Phase IIB trial (DLXLEF-AP4) of AeroLEF™. The results demonstrated that the majority of the patients were able to achieve effective analgesia for episodes of moderate to severe acute post-surgical pain by self-titrating the amount of medication they inhaled using AeroLEF™. Results of the study were presented at the American Society of Anesthesiologists (ASA) Annual Meeting in Chicago, IL.

AeroLEF is a unique, inhaled-delivery composition of free and liposome-encapsulated fentanyl, in development for the treatment of moderate to severe pain, including cancer pain. AeroLEF is designed to permit patients to match dosage to their individual pain intensity and experience rapid and extended pain relief.

“The time course of analgesia demonstrated in this study suggest that AeroLEF is suitable for the stabilization of acute post-operative pain,” said Sugantha Ganapathy, MD, director, regional anesthesia, Department of Anesthesia and Perioperative Medicine, University of Western Ontario, London, Ontario, Canada, who presented the results. “Furthermore, differences in median times to effective analgesia for patients taking second and third doses of AeroLEF suggests that patients were capable of safely self-limiting dosing to match the intensity of each pain episode.”

In the study, patient self-titrated dosing with AeroLEF provided clinically meaningful analgesia in 81 percent, 100 percent and 87.5 percent of treated pain episodes during doses 1, 2 and 3 respectively. Within 10 minutes of initiating dosing with AeroLEF, 38 percent, 73 percent and 63 percent of patients reported a reduction in pain intensity to mild pain during doses 1, 2 and 3 respectively. Achieving effective pain relief was the reason for stopping AeroLEF dosing in 35 of 40 (88 percent) treated pain episodes.

Study results also suggested that multiple doses of AeroLEF were well tolerated. No treatment emergent adverse events were reported in 9 of 21 (43 percent) of patients. The majority (>70 percent) of treatment-emergent adverse events were mild and considered typical of those associated with opioid analgesia in the post-operative setting. Adverse events of a respiratory nature were reported in 4 patients. These events were mild and transient and resolved with minimal intervention.

“We are pleased that AeroLEF performed well in this open-label portion of our Phase IIb study, providing highly-individualized, episode-specific pain relief in the post-operative setting,” said David Allan, Chairman and CEO of YM BioSciences. “We continue to enroll patients in the randomized portion of the trial based on an interim analysis that showed benefit versus placebo.”

The Phase IIb of AeroLEF in moderate to severe post-surgical pain consists of two parts. Part I, reported today, was an open label trial designed to allow investigators to gain familiarity with administration of the product. Part I enrolled 21 patients who underwent a variety of elective orthopedic surgical procedures at eight centers. Part II, currently underway, is a randomized, double-blind, and placebo-controlled trial of 99 patients and is designed to evaluate the safety and efficacy of AeroLEF compared to placebo for management of pain following elective orthopedic surgery.

About YM BioSciences
YM BioSciences, Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide. The Company has three late-stage products: tesmilifene, a novel small molecule that selectively targets multiple-drug resistant tumor cells and sensitizes them to chemotherapy, under investigation for metastatic breast cancer, hormone-refractory prostate cancer and gastric cancer; nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEF, a unique, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that the pivotal tesmilifene Phase III trial will be completed on schedule and yield mature data in calendar 2007; that the DSMB's recommendations to continue the pivotal trial for tesmilifene based on two early analyses implies that the trial continues to have the prospect of meeting its primary endpoint; that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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